HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                 August 4, 2005

Pradip Bhaumik
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

      Re:   ONTV, Inc. Proxy Statement

Dear Mr. Bhaumik:

      This office represents ONTV, Inc. (the "Company"). Amendment No. 3 to the Company's Preliminary Proxy Statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated July 29, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                                  Page Reference

       1. Comment complied with. 7

       2. This to confirm the Company's understanding
that if a majority of the Company's directors change,
the Company will promptly file with the Commission and
transmit to its shareholders an information statement
in accordance with Rule 14f-1 of the Exchange Act.                      N/A

       3. Comment noted.                                                N/A

       4. Comment complied with.                                          6

       5. Disclosure concerning the Series A preferred
shares has been added to the proxy statement. The Series
A preferred shares were not created until October 2004.
Accordingly disclosure of the Series A preferred shares
in the financial statements for the year ended June 30,
2004 is not required. A footnote concerning the Series A
preferred shares has been added to the March 31, 2005
financial statements.                                                9, F-7

      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart